Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144593

PROSPECTUS

PreMD Inc.

4,375,903

SHARES OF COMMON STOCK

OFFERED BY THE SELLING STOCKHOLDERS

The Selling Stockholders, each a Selling Stockholder, (identified below in the section entitled Selling Stockholders), named in this prospectus, or their pledgees, donees, transferees or other successors in interest, who will be named in a prospectus supplement, may offer and sell from time to time up to 4,375,903 shares of common stock using this prospectus and any prospectus supplement. The Selling Stockholders acquired their holdings that are being registered hereby in a private transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended, the “Securities Act”, on March 27, 2007, whereby PreMD Inc. issued 2,917,268 units at a price of $1.33 per unit, each unit consisting of one common share and one half of one common share underlying a warrant, for gross proceeds of $3,879,965 (all dollar amounts set forth in the registration statement and prospectus are in Canadian dollars except where otherwise indicated). Each whole warrant is exercisable at a price of $1.66 per share for a period of three years from the closing date. This registration statement is registering both the shares of common stock received in the March 27, 2007 private placement and the common stock underlying the warrants.

The Selling Stockholders may offer and sell the shares held by them directly or through agents, underwriters or broker-dealers at prices and on terms to be determined at the time of sale. These sales may be made on the American Stock Exchange or other exchanges on which our common stock is then traded, in the over-the-counter market, or in negotiated transactions. See the section entitled Plan of Distribution on page 19 of this prospectus. To the extent required, the names of any agent, underwriter or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement, which will accompany this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

We will not receive any of the proceeds from any sale of common stock by the Selling Stockholders, or by their respective pledgees, donees, transferees or other successors in interest.

Our common stock is quoted on the American Stock Exchange or the “AMEX” under the symbol “PME” and on the Toronto Stock Exchange or the “TSX” under the symbol “PMD.” On July 10, 2007, the last reported sale price of our common stock on the AMEX was USD $1.17 per share.

Investing in our common stock involves risks. See “ RISK FACTORS” on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.

Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

THE DATE OF THIS PROSPECTUS IS JULY 30, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities Exchange Commission, the “SEC”, using a shelf registration process. Under the shelf registration process, the Selling Stockholders named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the Selling Stockholders. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about PreMD or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described in the section entitled Where You Can Find Additional Information on page 25 of this prospectus. You should read both this prospectus and any prospectus supplement, together with all additional information described in the sections entitled Where You Can Find Additional Information and Incorporation of Documents by Reference on page 25 of this prospectus.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed financial statements, notes to the financial statements and other information incorporated by reference from our other filings with the SEC. An investment in our securities involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 6.

Our Business

Overview

Unless the context otherwise requires, PreMD Inc. and its consolidated subsidiaries are referred to throughout this prospectus as the “PreMD,” “we,” “us,” “our,” the “Corporation,” and the “Company”. PreMD is a predictive medicine company dedicated to improving health outcomes with non- or minimally invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. preMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and eventually, in some cases, right at home.

PreMD’s current pipeline of products includes:

•	Coronary Artery Disease Risk Assessment Technology[1]

•	PREVU* Point of Care (POC) Skin Cholesterol Test, which is cleared for sale in Canada, U.S. (CLIA-exempt) and CE-marked in Europe

•	PREVU* LT Skin Cholesterol Test (lab-processed format), which is cleared for sale in Canada, CE marked in Europe and will be under review by the FDA in the US.

•	PREVU* PT Skin Cholesterol Test (home, or more user friendly format), currently in development

•	Cancer Technologies

•	ColorectAlert™, currently in clinical studies

•	LungAlert™, currently in clinical studies

•	Breast cancer test, currently in clinical studies

Key Relationships

Strategic Relationship: McNeil Consumer Healthcare

On May 10, 2002, PreMD entered into an agreement, as amended on December 20, 2002 and December 9, 2005, with McNeil, to market and distribute PREVU*, PreMD’s test for coronary artery disease, in Canada, and for the insurance laboratory field in the United States and Mexico. The amended agreement provided McNeil with exclusive rights, in these fields and territories, to the skin cholesterol test system and the future version for consumer use. The term of the agreement was 15 years and required McNeil to purchase PREVU* and to pay ongoing royalties to PreMD on sales, in addition to a series of financial milestone payments of up to $3.3 million which were based on McNeil’s achievement of specified annual sales levels of the licensed products.

On May 28, 2004, PreMD completed an exclusive worldwide licensing agreement, as amended on December 9, 2005, with McNeil to sell PreMD’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test, expanding on the previous agreement.

[1]	PREVU* POC was formerly known as Cholesterol 1,2,3™

On December 28, 2006, the agreements with McNeil were terminated and all sales and marketing rights reverted back to PreMD. The balance of the deferred revenue, which had been received as an up-front payment, of $2,297,400 was recorded as license revenue in 2006. In addition, PreMD received additional license revenue of $221,000 related to annual minimum sales levels and purchased other assets from McNeil for $221,000, including the PREVU* trademark for $150,000.

PreMD is currently pursuing several options to market the PREVU* skin cholesterol test, including direct sales in certain markets, marketing licenses to multinational healthcare companies and distribution agreements in specific marketing territories.

Research Agreement: ColorectAlert™

Pursuant to agreements, the “ColorectAlert™ License Agreements”, dated March 27, 1998, May 1, 1998, and October 23, 2001 between PreMD and Dr. A.K.M. Shamsuddin, PreMD acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions, “ColorectAlert™”. Pursuant to the terms of the agreements, PreMD is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. As at December 31, 2006, PreMD had made milestone payments under the ColorectAlert™ License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $120,000. In addition, PreMD granted warrants to Dr. Shamsuddin to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share. These warrants expired unexercised on October 19, 2006, and the fair value of $197,000 was reclassified from warrants to contributed surplus.

Subsequent to the year end, on January 5, 2007, PreMD settled litigation relating to the ColorectAlert™ License Agreements. Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG, PreMD agreed to pay $175,000 to Med-11 and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor. This amount was expensed in 2006 as general and administration expense. The amendment also reduced the royalty payable by PreMD from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that PreMD may have been required to pay under the initial agreements.

Convertible Debenture Financing

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000). The unsecured debentures bear interest at an annual rate of 7% (effective rate of 12.75% on the liability component) payable quarterly in cash or common shares at PreMD’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of common shares at the time of the applicable interest date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. On August 25, 2006, $475,441 (US $430,000) of the debentures were converted into 150,877 common shares of PreMD, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Under Canadian GAAP, the convertible debentures are bifurcated into separate liability, equity and warrant components, net of pro rata issue fees and expenses, as described in note 5 to the December 31, 2006 consolidated financial statements.

Under U.S. GAAP, the conversion feature of the convertible debentures is recorded on the consolidated balance sheet as a derivative liability with subsequent changes in value recorded through earnings, as described in note 10 to the consolidated financial statements.

March 2007 Private Placement

On March 27, 2007, PreMD completed a private placement for gross proceeds of $3,879,965. Under the terms of the private placement, PreMD issued 2,917,268 units at a price of $1.33 per unit, each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable at a price of $1.66 per share for a period of three years from the closing date. The proceeds from the private placement are to be used for general corporate purposes.

The placement occurred with Midsummer Investment, Ltd. and several additional institutional investors. The common shares issued at closing and the shares issuable upon exercise of the warrants are subject to a Canadian statutory hold period of four months and a day after the closing date. In addition, the common shares issued at closing and the shares issuable upon exercise of the warrants were not registered with the SEC or the securities commission of any state, in reliance upon one or more exemptions from the securities registration requirements pursuant to the Securities Act and the U.S. state securities laws. In connection with the placement PreMD has agreed to prepare, and use its commercially reasonable best efforts to file with the SEC, on or before the date which is 120 days after the closing date of the transaction, a registration statement covering the resale of all of the common shares issuable at closing and the common shares issuable upon exercise of the warrants, the “Registrable Securities”.

PreMD has agreed to use its commercially reasonable best efforts to cause the registration statement to be declared effective under the Securities Act as promptly as possible after the filing of the registration statement, and will use its commercially reasonable best efforts to keep the registration statement continuously effective under the Securities Act until all Registrable Securities have been sold or may be sold without volume restrictions pursuant to Rule 144(k). PreMD is subject to material penalties if it is unable to fulfill these registration obligations.

Business Strategy

Identify and Target Significant Markets with Unmet Needs

PreMD focuses its efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases. PreMD’s products address cardiovascular disease (“CVD”) and cancer, diseases where early detection, intervention and ongoing monitoring can significantly improve patient outcomes. CVD claims the lives of 17 million people worldwide each year, and has no geographic, gender or socio-economic boundaries (World Health Organization World Health Report, 2004). Colorectal, lung and breast cancers combined kill approximately 2 million people annually worldwide (Globocan 2002, Cancer Incidence, Mortality and Prevalence Worldwide. International Association for Cancer Research (IARC), Cancer Base No. 5, Version 2.0, IARCPress, Lyon, 2004).

Ensure a Multiple Product Pipeline

PreMD pursues sustained development by building and maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders. PreMD continuously assesses other possible applications of its technologies. In addition, PreMD continues to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that offer clear cost/benefit trade-offs to products currently available. After identifying and evaluating an appropriate technology, PreMD purchases or in-licenses the related patents and know-how, completes the development of prototypes and defines the manufacturing protocols. Where appropriate, PreMD conducts clinical trials to obtain regulatory approval and registers the product for sale.

PreMD invests substantially all of its funds in product and clinical development, as opposed to basic research. By investing in this phase of development, management of PreMD believes that it can add value for its shareholders and avoid the more expensive, riskier research stage of the product development cycle.

Pursue a Strong Clinical Program

PreMD maintains a strong clinical program. PreMD’s objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use. PreMD’s clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of PreMD’s products. In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for PreMD’s tests.

Pursue Strategic Relationships

PreMD pursues a strategy of building collaborative relationships with leading companies to conduct clinical trials and to assist with the development of its products. PreMD also seeks, at the appropriate time, to out-license its products to major diagnostic, pharmaceutical or consumer goods companies, which could be responsible for any or all of the related marketing, sales, manufacturing and distribution. Such out-licenses could include research and development support, upfront and milestone payments and an ongoing royalty interest on the sales of these products. This strategy allows PreMD to minimize the expenses and risks of commercialization. In addition, through these relationships, PreMD gains the benefit of others’ expertise, which enhances the ability of PreMD to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to PreMD’s business. PreMD continuously seeks to file patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel applications. PreMD has acquired, by license or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. PreMD also relies upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain its competitive position.

PreMD currently owns patents for technology for coronary artery disease, CAD, risk assessment that measures skin tissue cholesterol to help determine an individual’s risk of CAD, and has acquired a license to technologies used to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, PreMD has patents pending for color measurement in biological reactions and skin striping for cholesterol measurement. PreMD believes that these innovative technologies will fulfil market needs through their ease-of-use and by contributing to cost-effective patient health management.

Leverage Management’s Scientific, Product Development and Commercialization Expertise

PreMD is led by an experienced group of individuals with significant industry expertise in the areas of research, regulatory affairs, new product launches, sales and marketing, and finance.

Dividend Policy

To date PreMD has not declared any dividends on its shares. The Board of Directors of PreMD does not currently anticipate paying any dividends on its common stock in the foreseeable future but intends to retain earnings to finance the growth and development of the business of PreMD. Any future determination to pay dividends will be at the discretion of the Board of Directors of PreMD and will depend upon PreMD’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors of PreMD deems relevant.

RISK FACTORS

You should consider each of the following factors as well as other information in and incorporated into this registration statement in evaluating PreMD’s business and its prospects. The risks and uncertainties described below are not the only ones PreMD faces. Additional risks and uncertainties not presently known to PreMD or that PreMD currently considers immaterial may also impair PreMD’s business operations. If any of the following risks actually occur, PreMD’s business and financial results could be harmed and the trading price of PreMD’s common stock could decline. You should also refer to the other information set forth in and incorporated into this prospectus from PreMD’s Annual Report on Form 20-F, including PreMD’s consolidated financial statements and the related notes.

Risks Related to PreMD’s Business

PreMD has limited or no experience in marketing products. If PreMD cannot successfully market and cause acceptance of its products, PreMD will be unable to execute its business plan.

PreMD has limited or no experience in marketing its products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. On December 28, 2006, the exclusive marketing and distribution rights to PREVU* reverted back to PreMD as a result of McNeil Consumer Healthcare’s, termination of their agreements with PreMD. As a result, PreMD plans to market some of its products directly and to continue to develop partnerships. PreMD may not be able to market its own products and if PreMD relies on third parties to market its products, the commercial success of such products may be outside of its control.

Moreover, there can be no assurance that providers, payers or patients will accept PreMD’s products, even if they prove to be safe and effective and are allowed for marketing by the HPB, the FDA and other regulatory authorities. PreMD’s ability to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third-party insurers, which could hamper the speed with which PreMD’s products are adopted by the medical community and by the public. Market penetration of PreMD’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

If PreMD is unable to generate significant revenues and become profitable in the near future, its business could fail.

To date, PreMD has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. PreMD has historically benefited from the inclusion of Canadian federal and provincial refundable scientific investment tax credits, ITCs, in its annual operating results. To date, PreMD has received $2,075,000 in ITCs. ITCs are tax credits that PreMD receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. There can be no assurance that ITCs will continue to be available to PreMD or, if so, at what levels.

In May 2004, PreMD licensed the worldwide marketing and distribution rights for its skin cholesterol tests to McNeil. In 2006, PreMD recorded $7,000 in sales of PREVU* to McNeil prior to the termination of the agreement on December 28, 2006. Although PreMD anticipates finding new marketing partners for the PREVU* product line in 2007, there is no assurance that sales and license revenues from such agreements will be sufficient to generate a profit for PreMD in the near future.

PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies.

PreMD may not have sufficient protection for its intellectual property through its current portfolio of patents. The protection offered by PreMD’s patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, PreMD’s petition to reinstate two of its U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents.

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office, the “U.S. PTO”, for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition for reinstatement of the patents. In response to this petition, in February 2005 the U.S. PTO identified specific items that PreMD should address, specifically regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees. In June 2005, PreMD filed a request for consideration.

On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents. In February 2006, PreMD filed a request for reconsideration with the U.S. PTO which was subsequently denied. PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. No resolution has been reached regarding this maintenance fees error and even if there is a resolution, there is no assurance that PreMD will benefit from any resolution that may occur.

The two patents in question are in force in all other jurisdictions. In the U.S., PreMD has an additional two patents in force covering other aspects of the technology as well as two patents pending. Although management believes that it would be difficult for a competitor to develop a similar product, there can be no assurance that others will not independently develop a similar product.

PreMD may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights will be available on terms acceptable to PreMD or that such licenses will be available at all.

If PreMD does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, if PreMD is unable to design around such patents it could find that the development, manufacture or sale of products requiring such licenses may be foreclosed. In addition, PreMD could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which PreMD attempts to enforce its own patents against other parties. Furthermore, PreMD could be liable for damages or an accounting of profits if it were unsuccessful in defending itself in a suit for infringement of a patent.

Subsequent to the year end, on January 5, 2007, PreMD settled litigation relating to the ColorectAlert™ License Agreements. Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG, PreMD agreed to pay $175,000 to Med-11 AG, “Med-11”, and amended the agreements to replace Dr. Shamsuddin with Med-11 as the licensor. The amendment also reduced the royalty payable by PreMD from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that PreMD may have been required to pay under the initial agreements. There is no assurance that litigation similar to this will not arise from time to time, thereby distracting management and causing PreMD to incur costs and time on items not related to PreMD’s business plan.

PreMD relies on third parties to manufacture some of its products and any delay, volume constraints, or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenues for PreMD.

PreMD relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. Currently, PreMD’s skin cholesterol products are manufactured by Diagnostic Chemicals Limited, DCL, Southmedic Inc. and Jabil Circuit, Inc., while X-Rite, Inc. supplied the corded color measurement instrument used in connection with the tests. While the history is limited, to date, PreMD has not experienced any material problems, such as disruptions of supply, with these manufacturers. PreMD’s other products, relating to its cancer technologies, are all manufactured (for clinical trial purposes) by PreMD itself in its laboratory located at McMaster University.

The ability to ensure a continued supply of products on a timely basis is not entirely within PreMD’s control. If PreMD cannot obtain materials in a timely fashion, the progress of its clinical trials and product sales will be negatively affected.

If PreMD cannot obtain additional financing required to support business growth, it will be unable to fund its continuing operations in the future.

Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales and/or royalties, PreMD’s existing cash resources together with the ITCs receivable of $200,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

However, PreMD’s future capital requirements will depend on many factors, including revenue from the successful commercial launch of its products, continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals. If additional financing is required, PreMD will consider out-licensing its products under collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, PreMD may be forced to reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require PreMD to relinquish rights to certain of its technologies or products. PreMD may not be able to raise additional capital if its capital resources are exhausted.

PreMD faces potential risks of product liability which may divert funding from ongoing operations and harm operating results.

The sale and use of products under development by PreMD entails risk of product liability. PreMD has also agreed to indemnify numerous clinical trial sites, including The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, University of California, University Health Network (Princess Margaret Hospital), Hamilton Health Sciences Corporation, University of Wisconsin Medical School, Johns Hopkins University Medical Center, and AtheroGenics, Inc. (as well as under the previous agreements with McNeil) under their respective clinical trial and/or marketing agreements for such liability.

PreMD maintains product liability insurance relating to the clinical trials that it conducts on its technologies, and believes that such insurance would be reasonably adequate to cover any torts claims that may arise against PreMD at present. Upon commercialization of its products, PreMD will expand its insurance coverage to include the commercial sale of PreMD’s products in the relevant territories. In addition, PreMD maintains property, commercial general liability and tenant’s legal liability insurance.

As PreMD expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by PreMD. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of PreMD.

If PreMD is unable to acquire future technology necessary for its products, it may be unable to commercialize new products.

PreMD’s business depends on its ability to identify or negotiate the acquisition of or licenses for future technologies. For example, PreMD’s cancer technologies are the subject of licenses to use the technologies. PreMD may not be able to continue to successfully identify, acquire or license technologies in the future to add to its pipeline of products.

The loss of any key employee could impair PreMD’s ability to execute its business plan.

PreMD’s ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. PreMD is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with PreMD are affected by a number of influences outside of the control of PreMD. The loss of key employees may affect the speed and success of product development.

To date, PreMD has not experienced high rates of employee turnover. As an example, PreMD’s President and Chief Executive Officer, Executive Vice President of Clinical and Regulatory Affairs, Vice President Finance and Chief Financial Officer, and Vice President, Corporate Development, have been employed by PreMD for 14, 10, nine and seven years, respectively. While PreMD believes that it has been successful to date in employee retention, PreMD may not be able to continue to attract and keep key employees.

PreMD is exposed to financial market risks such as interest rates and foreign exchange fluctuations.

PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Its cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations.

PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are repayable in U.S. dollars on maturity in August 2009.

Investors may encounter difficulties in enforcing civil liabilities against PreMD in the United States.

PreMD is a Canadian corporation and a subsidiary, PreMD International Inc. (Switzerland), is a Swiss corporation. Substantially all of the assets of PreMD or its subsidiaries are located in either Canada or in Switzerland and similarly, all of the executive officers, a majority of the directors of PreMD and a majority of the experts named in the annual report on Form 20-F, filed on June 21, 2007, also reside in Canada. As a result, it may be difficult for an investor to effect service of process within the United States upon PreMD or its subsidiary, or upon such directors, executive officers and experts. Execution by U.S. courts of any judgment obtained against PreMD, its subsidiary, or its directors or executive officers or the experts named in this Annual Report in U.S. courts would be limited to the assets of PreMD or of such persons, as the case may be, in the United States. There is doubt as to the enforceability in Canada or in Switzerland of U.S. judgments or liabilities in original actions in Canadian or Swiss courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Risks Related to PreMD’s Industry

Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop its products.

Technological competition in the diagnostics industry is intense. PreMD competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than PreMD. PreMD may not be able to continue to license the technology that it needs to stay competitive. Further, technological developments by others may render PreMD’s products or technologies non-competitive.

Any inability by PreMD to develop its products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products.

Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. To achieve profitable operations, PreMD, alone or with others, must successfully develop, introduce, secure regulatory clearance for, and market its products. As at the date hereof, only PREVU* POC has received regulatory clearance from the FDA and HPB and is CE marked in Europe.

Securing regulatory clearances for the marketing of diagnostics products from the HPB in Canada and the FDA in the U.S. can be a long and expensive process, which can delay product development. In this regard, PreMD has identified a U.S.-based regulatory affairs consultant to advise PreMD on its regulatory applications. In order to obtain regulatory approval for a particular product, human clinical trials conducted by PreMD must demonstrate that the product is safe for human use and shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause PreMD to abandon its commitment to that program. No assurances can be provided that any future human trials, if undertaken, will yield favorable results or that regulatory approval will be granted at all. In addition, if PreMD obtains regulatory approval for a product it may only be for limited applications, thereby hindering PreMD’s ability to widely market a product. Such events would have a material adverse effect on PreMD’s sales and profitability.

PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs.

Reimbursement for new products has come under scrutiny in an effort to control rising health care costs. In addition to research into a product’s safety and efficacy, research must also be carried out to demonstrate cost-effectiveness for reimbursement purposes. This information is required for either government (Canada or E.U.) or third-party insurer purposes (U.S.). Failure to achieve enlistment in reimbursement schedules can have a dramatic impact on a product’s market penetration in the professional or laboratory market.

Recent policy initiatives in both the U.S. and Canada have advocated broader screening for the risk of cardiovascular disease and cancer. As a result, medical devices for screening and/or risk assessment for these types of disease may face an increased market potential. PreMD may need to develop economic studies to demonstrate the cost-effectiveness of its products in identifying the risk of disease at an earlier stage.

Risks Related to PreMD’s Common Stock

PreMD’s performance and general market volatility may cause the price of the common shares to decrease.

The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

The common shares are speculative securities. If PreMD performs poorly in the marketing, manufacturing or sales of its products or in other areas of its business as highlighted in this section, it may cause the market price of the common shares to decline. In addition, there can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long-term investment and can afford to suffer a total loss of their investment in the common shares. An investor should consider the merits of an investment in the common shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

PreMD does not currently meet, and may not be able to regain compliance with, the continued listing standards of the American Stock Exchange (the “AMEX”). Being delisted from the AMEX could have an impact on PreMD’s ability to conduct a financing.

PreMD was notified in April 2007 that it was below certain of the AMEX’s continuing listing standards. PreMD does not meet the AMEX requirements of Sections 1003 (a)(i) of the AMEX Company Guide for PreMD’s failure to maintain shareholders’ equity of lat least US $2,000,000 and for experiencing losses from continuing operations and/or net losses in two out of its three most recent fiscal years; section 1003(a)(ii) of the AMEX Company Guide with shareholders’ equity of less than US $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years; and section 1003(a)(iii) of the AMEX Company Guide with shareholders’ equity of less than US $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years. PreMD submitted a plan for regaining compliance with the AMEX continued listing standards on May 18, 2007.

PreMD received notice on June 15, 2007 that the AMEX had accepted its plan to regain compliance with the continued listing standards, and that PreMD’s listing will be continued pursuant to an extension. PreMD will be subject to periodic review by the AMEX Staff during the extension period, which ends on October 24, 2008. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in PreMD being delisted from the AMEX.

PreMD’s continued listing is contingent on its continuation to provide the AMEX Staff with updates in conjunction with the initiatives of its plan, as appropriate or upon request, but no later than at each quarter completion concurrent with PreMD’s appropriate filing with the Securities and Exchange Commission. In addition, the AMEX Staff will review PreMD periodically for compliance with its plan and progress consistent with its plan.

PreMD does not anticipate paying dividends on its common shares, which may affect investors who require a certain amount of liquidity on their investment.

PreMD does not intend to pay dividends on its common shares in the foreseeable future, and thus the only return on an investment in the common shares will come from an increase, if any, in the price of the common shares. Investors who require dividend income should not depend on or expect to receive dividends on the common shares.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Also, PreMD’s management may make forward-looking statements orally or in writing to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	anticipated strategic alliances or arrangements with development or marketing partners;

•	anticipated research and product development results;

•	projected development and commercialization timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	anticipated financing activities;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “opportunity,” “plan,” “potential,” “believe” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could” or “may”. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should carefully consider that information before you make an investment decision. You should review carefully the risks and uncertainties identified in this prospectus and the reports incorporated herein.

We are not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

The shares of our common stock being offered by this prospectus are solely for the accounts of the Selling Stockholders. We will not receive any proceeds from the sale of these shares of our common stock by the Selling Stockholders. The Selling Stockholder will pay brokerage fees, selling commission and underwriting discounts, if any, incurred in connection with disposing of the shares pursuant to this prospectus.

To the extent the Selling Stockholders exercise the warrants acquired in the March 27, 2007 private placement, which are exercisable at $1.66 per share and comprise 1,458,635 shares, in cash rather than through the net-exercise provision set forth in those warrants, PreMD would receive approximately $2,421,334.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the holdings to be registered of each of our Selling Stockholders or as use throughout this registration statement and prospectus the “Selling Stockholders.” We are registering the common stock and the common stock underlying the warrants in connection with the March 27, 2007 private placement discussed above.

Information concerning the Selling Stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus. As of June 30, 2007, PreMD had 24,993,329 shares of common stock outstanding.

	Shares of Common Stock Beneficially Owned Prior to the Offering***			Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned Following the Offering(3)
Name	Number of Shares(1)**		Percent (%)	Number of Shares(2)**	Number of Shares(1)	Percent (%)
Midsummer Investment, Ltd. 295 Madison Ave. 38th Floor New York, NY 10017	5,894,962	(4)	20.4	2,918,798	2,976,164	10.3

Myron Hyman Jr. 745 Delaware Road Buffalo, NY 14223	651,312	(5)	2.6	120,000	531,312	2.1

TCMP3 Partners 7 Century Drive, Ste. 201 Parsippany, N.J. 07054	434,695	(6)	1.7	260,445	174,250	*

Neal I. Goldman 320 Park Avenue—10th floor New York, NY 10022	375,000	(7)	1.5	375,000	—	*

Fonds d’Arbitrage Amethyst Crystalline Management Inc. 1002 Sherbrooke St. W., Ste. 2110 Montreal, Quebec, H3A 3L6	282,459	(8)	1.1	206,250	76,209	*

Fonds d’Arbitrage Amethyst (Class B) Crystalline Management Inc. 1002 Sherbrooke St. W., Ste. 2110 Montreal, Quebec, H3A 3L6	169,500	(9)	*	169,500	—	*

Insiders Trend Fund LP Monarch Capital Group LLC 500 5th Ave., Ste. 2240 New York, New York, 10110	130,329	(10)	*	130,329	—	*

Estate of Beatrice Feldman c/o Monarch Capital Group LLC 500 5th Ave., Ste. 2240 New York, New York, 10110	84,774	(12)	*	84,774	—	*

Leo Mindel Non GST Exempt Family Trust II Monarch Capital Group LLC 500 5th Ave., Ste. 2240 New York, New York, 10110	65,159	(13)	*	65,159	—	*

Richard Feldman IRA c/o Monarch Capital Group LLC 500 5th Ave., Ste. 2240 New York, New York, 10110	71,048	(14)	*	45,648	25,400	*

*	Less than 1%
**

The convertible debentures and the warrants discussed herein, convertible into PreMD’s common stock, all contain a limitation on the conversion or exercise such that the holders can not beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to such conversion or exercise, this provision can be waived at the request of the holder under certain circumstances.
***	This information was obtained from PreMD’s records and from the Selling Stockholders through the use of questionnaires and direct contact and is presumed to be correct as of July 13, 2007.
(1)	Beneficial ownership of common stock is determined in accordance with the rules of the SEC, and includes shares for which the holder has sole or shared voting or investment power. Shares of our common stock subject to options or warrants currently exercisable or which become exercisable within 60 days of July 10, 2007 are deemed to be beneficially owned by the person holding such options or warrants and outstanding and, in accordance with the rules of the SEC, are included for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	This number assumes that all of the warrants available to each of the Selling Stockholders pursuant to the March 27, 2007 private placement have been or will be exercised. The total number of shares being offered consists of 2,917,268 shares of common stock and 1,458,635 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.66 per share.
(3)	We do not know when or in what amounts a Selling Stockholder may offer shares of common stock for sale. The Selling Stockholders might not sell any or all of the shares offered by this prospectus. Because the Selling Stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholders.
(4)	Midsummer Investment beneficially owns 2,025,643 shares of common stock, which includes shares issued pursuant to interest payments as of June 30, 2007. In addition to the common stock, the entity holds three instruments convertible into common stock (i) US $5,570,000 of a convertible debenture, which is convertible into 1,954,386 shares (ii) an immediately exercisable warrant associated with that convertible debenture for 942,000 shares, exercisable at $3.57, and (iii) an immediately exercisable warrant associated with the March 27, 2007 private placement for 972,933 shares, exercisable at $1.66. Of the shares Midsummer Investment beneficially owns, Scott Kaufman and Michel Amsalem have voting and dispositive control.
(5)	Mr. Hyman beneficially owns 584,385 shares of common stock. In addition to the common stock, he holds three instruments convertible into common stock (i) $64,563 of a convertible debenture, which is convertible into 18,606 shares, (ii) an immediately exercisable warrant associated with that convertible debenture for 8,321 shares, exercisable at $3.57, and (iii) an immediately exercisable warrant associated with the March 27, 2007 private placement for 40,000 shares, exercisable $1.66 per share.
(6)	TCMP3 Partners/Titan Capital Management beneficially owns 347,880 shares of common stock. In addition to the common stock, the entity holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 86,815 shares, exercisable at $1.66. Of the shares TCMP3 Partners/Titan Capital Management beneficially owns, Walter Schenker has voting and dispositive control.
(7)	Mr. Goldman beneficially owns 250,000 shares of common stock. In addition to the common stock, Mr. Goldman holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 125,000 shares, exercisable at $1.66 per share.
(8)	Fonds d’Arbitrage Amethyst beneficially owns 137,500 shares of common stock. In addition, he entity holds three instruments convertible into common stock (i) $182,726 of a convertible debenture, which is convertible into 52,659 shares (ii) an immediately exercisable warrant associated with that convertible debenture for 23,550 shares, exercisable at $3.57, and (iii) an immediately exercisable warrant associated with the March 27, 2007 private placement for 68,750 shares, exercisable at $1.66. Of the shares Fonds d’Arbitrage Amethyst beneficially owns, Bradley Semmelhaack has voting and dispositive control.
(9)	Fonds d’Arbitrage Amethyst (Class B) beneficially owns 113,000 shares of common stock. In addition to the common stock, the entity holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 56,500 shares, exercisable $1.66 per share. Of the shares Fonds d’Arbitrage Amethyst (Class B) beneficially owns, Bradley Semmelhaack has voting and dispositive control.
(10)	Insiders Trend Fund beneficially owns 86,886 shares of common stock. In addition to the common stock, the entity holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 43,443 shares, exercisable $1.66 per share. Of the shares Insiders Trend Fund beneficially owns, Anthony Marchese has voting and dispositive control.
(11)	The Feldman estate beneficially owns 56,516 shares of common stock. In addition to the common stock, the estate holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 28,258 shares, exercisable $1.66 per share. Of the shares the Feldman estate beneficially owns, Richard Feldman has voting and dispositive control.
(12)	The Leo Mindel Non GST Exempt Family Trust beneficially owns 43,439 shares of common stock. In addition to the common stock, the trust holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 21,720 shares, exercisable $1.66 per share. Of the shares the Leo Mindel Non GST Exempt Family Trust beneficially owns, Anthony Marchese has voting and dispositive control.
(13)	The Feldman IRA beneficially owns 55,832 shares of common stock. In addition to the common stock, the IRA holds an immediately exercisable warrant associated with the March 27, 2007 private placement for 15,216 shares, exercisable $1.66 per share. Of the shares the Feldman estate beneficially owns, Richard Feldman has voting and dispositive control.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the AMEX or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed PreMD that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by PreMD incident to the registration of the shares. The Company has also agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

PreMD agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXPERTS

The consolidated financial statements of PreMD incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Aird & Berlis LLP, Canadian counsel, will provide PreMD with an opinion as to the legal matters in connection with the securities we are offering.

DISCLOSURE OF SEC POSITION AND ENFORCEABILITY OF CIVIL LIABILITIES AND

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

PreMD is a Canadian corporation and a subsidiary, PreMD International Inc. (Switzerland), is a Swiss corporation. Substantially all of the assets of PreMD or its subsidiaries are located in either Canada or in Switzerland and similarly, all of the executive officers, a majority of the directors of PreMD and a majority of the experts relied on by PreMD also reside in Canada. As a result, it may be difficult for an investor to effect service of process within the United States upon PreMD or its subsidiary, or upon such directors, executive officers and experts. Execution by U.S. courts of any judgment obtained against PreMD, its subsidiary, or its directors or executive officers or the experts named in, or whose opinion is incorporated into, this registration statement on Form F-3 in U.S. courts would be limited to the assets of PreMD or of such persons, as the case may be, in the United States. There is doubt as to the enforceability in Canada or in Switzerland of U.S. judgments or liabilities in original actions in Canadian or Swiss courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PreMD has obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

TAX CONSIDERATIONS

This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the common stock. Nothing contained herein shall be construed as tax advice; you must rely only on the advice of your own tax advisor. PreMD makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the common stock applies only to the beneficial owners who are individuals, corporations, trusts and estates which:

•

for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the “Code”), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the U.S. respectively, at all relevant times;

•	hold the common stock as capital assets for purposes of the Code and capital property for the purposes of the Income Tax Act;

•	deal at arm’s length with, and are not affiliated with, PreMD for purposes of the Income Tax Act; and

•	do not and will not use or hold the common stock in carrying on a business in Canada.

Persons who satisfy the above conditions are referred to as “Unconnected U.S. Shareholders.”

The tax consequences of an investment in common stock by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by financial institutions. This discussion does not address these rules, and holders that are financial institutions for the purposes of the Income Tax Act should consult their own tax advisors.

This discussion is based upon the following, all as currently in effect:

•	the Income Tax Act and regulations under the Income Tax Act;

•	the Code and Treasury regulations under the Code;

•	the Canada-United States Income Tax Convention (1980);

•	the administrative policies and practices published by the Canada Revenue Agency;

•

all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

•	the administrative policies published by the U.S. Internal Revenue Service; and

•	judicial decisions.

All of the foregoing are subject to change either prospectively or retroactively. This summary addresses only U.S. and Canadian income taxes and not any state, local, provincial, or territorial taxes, or any taxes other than income taxes.

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of the common stock. This discussion does not address all possible tax consequences relating to an investment in the common stock. No account has been taken of your particular circumstances and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold the common stock as part of a “straddle,” “hedge” or “conversion transaction,” Unconnected U.S. Shareholders that have a “functional currency” other than the U.S. dollar or that own the common stock through a partnership or other pass through entity, expatriates, persons subject to the U.S. alternative minimum tax, regulated invested companies, real estate investment trusts, or persons acquiring their interests in PreMD in consideration for services). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing the common stock.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes certain U.S. federal income tax consequences to Unconnected U.S. Shareholders of ownership and disposition of the common stock.

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by PreMD to the extent of PreMD’s current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by PreMD, see “Material Canadian Federal Income Tax Considerations”). You may be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. An Unconnected U.S. Shareholder that receives a distribution in Canadian dollars and converts it into U.S. dollars on the date of receipt will realize no foreign currency gain or loss. If such shareholder converts the Canadian dollars to U.S. dollars on a date subsequent to receipt, such shareholder will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the U.S. dollar from the date of receipt to the date of conversion, which will generally be U.S. source ordinary income or loss .To the extent distributions paid by PreMD on the common stock exceed PreMD’s current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Dividends paid by PreMD generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer. Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

PreMD expects to be a “qualified foreign corporation” for purposes of Section 1(h)(11) of the Code. If so, as long as PreMD is not classified as a passive foreign investment company (as defined below) for United States federal income tax purposes either in the taxable year of the distribution or the preceding taxable year, dividends paid by PreMD through 2010 to Unconnected U.S. Shareholders who are individuals, estates, or trusts, on the common stock held by such shareholder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” may be eligible to be taxed at the long-term capital gains rate. This preference is subject to certain limitations. Dividends paid by PreMD on the common stock generally will not be eligible for the “dividend received” deduction.

If you sell the common stock, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss. Use of capital losses is subject to significant limitations.

Unconnected U.S. Shareholders generally will be subject to information reporting requirements with respect to dividends paid on the common stock and on the proceeds from the sale, exchange or disposition of the common stock. In addition, for payments made by or through a U.S. person or a U.S. office of a non U.S. person, such shareholders will be subject to back-up withholding (currently at 28 percent) on dividends paid on the common stock, and on the sale, exchange or other disposition of the common stock, unless the U.S. holder provides a duly executed IRS Form W-9 or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided that certain required information is timely furnished to the IRS.

Passive Foreign Investment Company Rules

The passive foreign investment company (“PFIC”) provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. PreMD could be classified as a PFIC if, after the application of certain “look through” rules for any taxable year, either:

•	75% or more of PreMD’s gross income is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of PreMD’s assets that produce or are held for the production of “passive income,” is 50% or more of the fair market value of all PreMD’s assets.

To the extent PreMD owns at least 25% by value of the stock of another corporation, PreMD is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.

Distributions which constitute “excess distributions” from a PFIC and dispositions of common stock of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder’s holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder’s holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which PreMD is a PFIC would be treated as ordinary income in the current taxable year and (3) the amount to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares were owned.

If an Unconnected U.S. shareholder has made a qualifying electing fund (“QEF”) election covering all taxable years during which the shareholder held common stock and in which we were a PFIC, distributions and gains will not be taxed as described above. Instead, such a shareholder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed. Undistributed income is subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. Where an Unconnected U.S. shareholder has elected the application of the QEF rules to its PFIC shares, and the excess distribution rules do not apply to such shares (because of a timely election or a purge of the PFIC taint), any gain realized on the appreciation of the PFIC shares is taxable as capital gain (if the shares are a capital asset in the hands of the investor) and no interest charge is imposed. US shareholders of a QEF are currently taxed on their pro rata shares of the fund’s earnings and profits. Where earnings and profits that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of such a shareholder’s shares in a QEF is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In order to comply with the requirements of a QEF election, an Unconnected U.S. shareholder must receive certain information from us. We can provide no assurance that we will possess or provide the information necessary for Unconnected U.S. shareholders to make a QEF election.

Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years, whether or not it meets the tests for PFIC status in those years. An Unconnected U.S. shareholder who makes the QEF election discussed above for the first year the shareholder holds or is deemed to hold common stock and for which we are determined to be a PFIC, however, is not subject to the PFIC rules or the QEF regime for the years in which we are not a PFIC.

Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under Section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, PreMD believes that PreMD’s shares will be treated as “marketable securities” within the meaning of Section 1296(e)(1) of the Code.

PreMD believes that it will not be a PFIC for the current fiscal year, that it has not been a PFIC for any prior fiscal year, and it does not expect to become a PFIC in future years; however, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond its control and because the principles and methodology for determining the fair market values of its assets are unclear, there can be no assurance that PreMD will not be a PFIC for such years or that PreMD’s determination concerning it PFIC status will not be challenged by the Internal Revenue Service. You should be aware, however, that if PreMD is or becomes a PFIC, PreMD may not be able or willing to satisfy record-keeping requirements that would enable you to make a QEF election.

You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of PreMD’s shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of PreMD’s shares, PreMD could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income each year their pro rata shares of PreMD “Subpart F Income,” as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of PreMD’s earnings and profits attributable to the shares sold or exchanged.

PreMD believes that it is not a CFC. However, PreMD cannot assure you that PreMD will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

This section summarizes the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the common stock.

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the common stock is listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the American Stock Exchange, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the common stock unless you alone or together with persons with whom you did not deal at arm’s length owned or had rights to acquire 25% or more of PreMD’s issued shares of any class at any time during the 60-month period before the actual or deemed disposition.

Dividends paid, credited or deemed to have been paid or credited on the common stock to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of PreMD’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies (“LLCs”) will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate.

Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the common stock held at that time for proceeds of disposition generally equal to the fair market value of the common stock immediately before your death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the securities Act of 1933, as amended, we filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Securities Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer”, are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we anticipate filing with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm.

You may read and copy any document we file or furnish with the SEC at reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

•	the Annual Report on Form 20-F for the year ended December 31, 2006, filed on June 21, 2007;

•	the description of our common stock contained in our Form 8-A filed on September 15, 2003;

•

all subsequent reports on Form 20-F shall be deemed to be incorporated by reference into this prospectus and deemed to be a part hereof after the date of this prospectus but before the termination of the offering by this prospectus;

•	our reports on Form 6-K furnished to the SEC on May 8 and May 10, 2007 regarding our Canadian Annual Report and Proxy Materials;

•	our report on Form 6-K furnished to the SEC on May 14, 2007 containing our Canadian Quarterly Report; and

•	any other reports of PreMD on Form 6-K furnished to the SEC after the date of this prospectus, to the extent that the forms expressly state that we incorporate them by reference in this prospectus.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Michelle Rabba

Manager, Corporate Communications

T: 416.222.3449

F: 416.222.4533